

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

<u>Via E-mail</u>
Shaun McEwan
Chief Financial Officer
Wi-LAN Inc.
11 Holland Avenue, Suite 608
Ottawa, Ontario, Canada K1Y 4S1

      Re: Wi-LAN Inc.
               Form 40-F for the Fiscal Year Ended December 31, 2011
               Filed March 9, 2012
               File No. 001-35152

Dear Mr. McEwan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Patrick Gilmore

                                   Patrick Gilmore
                                   Accounting Branch Chief